Aflac Incorporated 3rd Quarter 2010 Form 10-Q

EXHIBIT 11

Aflac Incorporated and Subsidiaries

Computation of Earnings Per Share

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009
Numerator (In millions):
Basic and diluted: net earnings applicable to common stock	$690	$363	$1,907	$1,245

Denominator (In thousands):
Weighted-average outstanding shares used in the computation of earnings per share - basic	469,868	466,586	468,880	466,362
Dilutive effect of share-based awards	3,701	3,128	3,979	2,016

Weighted-average outstanding shares used in the computation of earnings per share - diluted	473,569	469,714	472,859	468,378

Earnings per share:
Basic	$1.47	$.78	$4.07	$2.67
Diluted	1.46	.77	4.03	2.66

EXH 11-1